

Mail Stop 7010

November 3, 2006

Rafael Ramirez Carreno, President
Venezuelan National Petroleum Company
Avenia Libertador
La Compina
Apdo, 169
Caracas 1010-A
Venezuela

Re: Venezuelan National Petroleum Company
       Form 15 filed May 25, 2005
       File No. 1-12142

Dear Mr. Carreno:

We have reviewed your May 25, 2005 Form 15 and have the following comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and we look forward to working with you in this respect. We welcome any questions you may have about our comments.

Under Rule 12g-4(a)(1)(i), a company that has registered equity securities under Section 12(g) of the Securities Exchange Act of 1934 may terminate its reporting obligation if it properly files a Form 15. On May 25, 2005, Venezuelan National Petroleum filed a Form 15 in which it indicated that it was terminating its duty to file reports under Rule 12g-4(a)(1)(i).

According to your December 13, 2003 Form 20-F, Venezuelan National Petroleum had not registered equity securities under Section 12(g) of the Exchange Act. In that form, Venezuelan National Petroleum indicated that Section 15(d) required Venezuelan National Petroleum to file reports with respect to a class of securities.

A company that is required to file reports under Section 15(d) of the Exchange Act may suspend its reporting obligation under Rule 12h-3 only if it has filed all reports required by Section 13(a) of the Exchange Act for its three most recent fiscal years. Since Venezuelan National Petroleum has yet to file its Form 20-F for the fiscal year ended December 31, 2004, it does not appear that it was eligible to suspend its reporting obligation under Rule 12h-3 on May 25, 2005.

As a result, we note the following.

- Because Venezuelan National Petroleum did not have a class of securities registered under Section 12(g) of the Exchange Act and Rule 12g-4 applies only to classes of securities registered under Section 12(g), it appears that the May 25, 2005 Form 15 was incorrect, in that Venezuelan National Petroleum indicated that it was terminating its reporting obligation under a rule it was not eligible to rely on; and
- It appears that National Venezuelan Petroleum continues to have an obligation to file reports pursuant to Section 15(d) of the Exchange Act until such time it is eligible to terminate that obligation under Rule 12h-3 and properly does so.

Please explain to us why Venezuelan National Petroleum believes it is not obligated to become current in its reporting obligations under the Exchange Act or advise us when you intend to become current by filing the required reports.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please feel free to contact me at (202) 551-3745 if you have any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
         Brian O'Kelly
         PDVSA USA, Inc.
         (212)826-0967

         Barry Summer